Filed Pursuant to Rule 433
Registration Statement No. 333-184426-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: May 19, 2015

Issuer:    South Carolina Electric & Gas Company

Name of Securities:	First Mortgage Bonds, 5.10% Series due June 1, 2065

Size:	$500,000,000

Expected Ratings:
Moody’s: A3 (stable outlook); S&P: A (negative outlook); Fitch: A- (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	May 19, 2015

Settlement Date:	May 22, 2015 (T+3)

Maturity Date:	June 1, 2065

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015

Coupon (Interest Rate):	5.10%

Benchmark Treasury:	2.500% due February 15, 2045

Benchmark Treasury Yield:	3.045%

Spread to Benchmark Treasury:	+210 basis points (2.10%)

Yield to Maturity:	5.145%

Price to Public:	99.193%, plus accrued interest from, and including, May 22, 2015

Make-Whole Redemption Provision:	Prior to December 1, 2064, make-whole call at Adjusted Treasury Rate +35 basis points

Par Redemption Provision:	On or after December 1, 2064

Underwriting Discount:	0.875%

Net Proceeds to Issuer (before expenses):	$491,590,000, plus accrued interest from, and including, May 22, 2015

Denominations:	$1,000 x $1,000

CUSIP:	837004 CJ7

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., Morgan Stanley & Co. LLC and UBS Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, Mitsubishi UFJ Securities (USA), Inc. and Synovus Securities, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:
Credit Suisse Securities (USA) LLC –        1-800-221-1037 (toll free)

Merrill Lynch, Pierce, Fenner & Smith
Incorporated –        1-800-294-1322 (toll free)

Mizuho Securities USA Inc. –        1-866-271-7403 (toll free)

Morgan Stanley & Co. LLC –         1-866-718-1649 (toll free)
UBS Securities LLC –            1-888-827-7275 (toll free)
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